APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Income Statement

Big Ma's Kitchen, LLC.
Oct 2020-Dec 2020

Financial Statement in U.S. Dollars

Revenue

Gross Sales	2320	
Less: Sales Returns and Allowances	1500	
Net Sales		820

Cost of Goods Sold

Beginning Inventory	150	
Add: Purchases	2653	
Freight-in	0	
Direct Labor	500	
Indirect Expenses	375	
Inventory Available	3678	
Less: Ending Inventory		
Cost of Goods Sold		3678
Gross Profit (Loss)		(2858)

Expenses

Advertising	1000	
Amortization	0	
Bad Debts	0	
Bank Charges	0	
Charitable Contributions	500	
Commissions	0	
Contract Labor	0	
Depreciation	0	
Dues and Subscriptions	395	
Employee Benefit Programs	0	
Insurance	150	
Interest	0	
Legal and Professional Fees	0	
Licenses and Fees	500	
Miscellaneous	250	
Office Expense	325	
Payroll Taxes	0	
Postage	11	
Rent	4000	
Repairs and Maintenance	199	
Supplies	1180	
Telephone	1056	
Travel	1000	
Utilities	250	
Vehicle Expenses	1100	
Wages	0	
Total Expenses		11915
Net Operating Income		(14773)

Other Income

Gain (Loss) on Sale of Assets	0	
Interest Income	0	
Total Other Income		0
Net Income (Loss)		(14773)

BIG MA'S KITCHEN, LLC.
Balance Sheet - unaudited For the period ended April 2021

	Current Period 4/30/21	Prior Period 12/31/20
ASSETS		
Current Assets:		
Cash	$ 20,000.00	$ -
Petty Cash	1,000.00	500.00
Accounts Receivables	-	-
Inventory	500.00	500.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	21,500.00	1,000.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	3,000.00	3,000.00
Computer Equipment	1,000.00	500.00
Vehicles	1,000.00	1,000.00
Less: Accumulated Depreciation	-	-
Total Fixed Assets	5,000.00	4,500.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-

TOTAL ASSETS	**$**	**26,500.00**	**$**	**5,500.00**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-
Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		$26,500		$5,500
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	**$**	**-**	**$**	**-**
Balance Sheet Check				

BIG MA'S KITCHEN,LLC.
Statement of Cash Flow - unaudited
For the period ended 12-31-2020

	Current Period 12/31/20
CASH FLOWS FROM OPERATING ACTIVITIES:	0
Net Income	2,320
Adjustments to Reconcile Net Income	0
to Net Cash Flows From Operating Activities:	0
Depreciation	-
Decrease (Increase) in Operating Assets:	0
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	0
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	2,320
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	3,000
Net Cash Flows From Investing Activities	3,000
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	5,320
CASH - BEGINNING	-

CASH - ENDING	25,321	5,320

I, Robert L Thompson Jr, certify that:

1. The financial statements of Big Ma's Kitchen, LLC. included in this Form are true and complete in all material respects; and
2. The tax return information of Big Ma's Kitchen, LLC. included in this Form reflects accurately the information reported on the tax return for Big Ma's Kitchen, LLC. for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature: *Robert L Thompson Jr*

Name: Robert L Thompson Jr

Title: Owner